UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 501, 1540 West 2nd Avenue, Vancouver, British Columbia V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Pan American Gold Corporation

(an Exploration Stage Company)

Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2007 and 2006

(Notice of No Auditor Review)

Pan American Gold Corporation

(an Exploration Stage Company)

Interim Consolidated Balance Sheet

(Unaudited – prepared by management)

March 31, 2007

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)

Assets
Current
Cash	$ 61,499	$ 120,689
Other receivable	17,532	9,721

	79,031	130,410
Resource properties	13,270	176,707

	$ 92,301	$ 307,117

Liabilities
Current
Accounts payable	$ 46,639	$ 65,685
Loans payable	70,229	70,229

	116,868	135,914

Stockholders’ Equity

Capital stock	8,605,525	8,509,552
Contributed surplus	272,141	223,323
Deficit	(8,902,233)	(8,561,672)

	(24,567)	171,203

	$ 92,301	$ 307,117

Pan American Gold Corporation

(an Exploration Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Unaudited – prepared by management)

For the Three Months Ended March 31, 2007 and 2006

	For the Three Months Ended
	March 31, 2007	March 31, 2006
	(Unaudited)	(Unaudited)

Expenses
Consulting	$ 48,818	$ 18,202
Accounting	500	30
Management fees	21,217	-
Legal	1,889	12,348
Investor relations	21,799	-
Transfer agent and filing fees	1,127	3,370
Rent, office and administration	40,186	-
Interest and bank charges	549	382

	136,085	34,332
Other Income (Expenses)
Foreign exchange	3,745	4,135
Write-off of resource properties	(208,321)	(11,574)
Interest on promissory note	-	(34,982)

Net loss for the period	340,661	76,753

Deficit, beginning of period	8,561,672	8,271,388

Deficit, end of period	$ 8,902,233	$ 8,348,141

Basic and diluted loss per share	$ (0.01)	$ (0.00)

Weighted average common shares outstanding	35,450,780	34,439,995

Pan American Gold Corporation

(an Exploration Stage Company)

Interim Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

For the Three Months Ended March 31, 2007 and 2006

	For the Three Months Ended
	March 31, 2007	March 31, 2006
	(Unaudited)	(Unaudited)

Operating activities
Net loss	$ (340,661)	$ (76,753)
Adjustment for:
Stock based compensation expense	48,818	-
Interest on promissory note	-	34,982
Write off of mineral property	208,321	11,574

Changes in non-cash working capital balances:

(Increase) Decrease in other receivables	(7,711)	(2,104)
Increase (Decrease) in accounts payable	(19,046)	(79,488)

	(110,279)	(111,790)

Financing activity

Increase in loans payable	-	73,333
Proceeds from private placement	95,973	-
Increase in share subscriptions	-	578,700

	95,973	652,033

Investing activity

Shares returned to treasury	-	(305,129)
(Decrease) Increase in resource properties	(44,884)	293,555

	(44,884)	(11,574)

Increase (decrease) in cash	(59,290)	528,669
Cash, beginning of period	120,689	3,693

Cash, end of period	$ 61,499	$ 532,362

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited – prepared by management)

For the Three Months Ended March 31, 2007 and 2006

Note 1 – Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company’s annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual financial statements at December 31, 2006.

Note 2 – Share Capital

Authorized:

Unlimited common shares

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued and Outstanding:

	Number	$
Balance, December 31, 2006	35,227,116	8,509,552
Shares issued pursuant to private placement	814,140	95,973

Balance, March 31, 2007	36,041,256	8,605,525

Warrants:

Exercise Price	Balance, December 31, 2006	Issued	Balance, March 31, 2007	Expiry Date
US $0.80	1,000,000	-	1,000,000	April 10, 2007
US $0.20	-	814,140	814,140	March 5, 2009

Stock options:

Exercise Price	Balance, December 31, 2006	Issued	Cancelled	Balance, March 31, 2007	Expiry Date
US $0.35	1,200,000	-	1,200,000	-	October 18, 2011
US $0.20	-	1,200,000	-	1,200,000	October 18, 2011

At March 31, 2007, there were 600,000 exercisable options outstanding.

During the quarter, the company revised the exercise price of the outstanding stock options to US $0.20.

Pan American Gold Corporation

(an Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited – prepared by management)

For the Three Months Ended March 31, 2007 and 2006

Note 3 – Writedown of Resource Property

During the quarter, the company abandoned it’s interest in the Huicicila (Miravalles) in Nayarit State, Mexico. As a result, the value of the mineral property has been written down to $nil.

Note 4 – Related Party Transactions

During the three months ended March 31, 2007, the incurred the following expenses with management, directors or companies with a common director:

	Three months ended March 31,
	2007	2006
Consulting and management fees	$ 21,717	$ 18,202

The expenses were measured at the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

There are no amounts owing to or from related parties of the company.

Note 5 – Subsequent Events

Subsequent to the quarter, the company was unable to renegotiate the payment terms on the Huicicila Property (Miravalles) in Nayarit State. As a result, payment requirement of US$120,000 was not met and the property has been written off during the March 31, 2007 period.

100,000 warrants exercisable at US$ 0.80 up to April 10, 2007 were not exercised and, as such, have lapsed.

PAN AMERICAN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 30, 2007

The following discussion and analysis of our financial condition and results of operations for the quarter ended March 31, 2007 and March 31, 2006 should be read in conjunction with our audited consolidated financial statements and related notes dated December 31, 2006 and the interim unaudited financial statements ended March 31, 2007. Our financial statements were prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts included in the following discussion are expressed in Canadian dollars unless otherwise noted.

Our company’s Chief Executive Officer and Chief Financial Officer are responsible for maintaining our disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures operated effectively as of March 31, 2007.

Notice Regarding Forward-Looking Statements

This discussion and analysis of our financial condition and results of operations contains “forward-looking statements” within the meaning of applicable Canadian securities legislation that reflect our current expectations, forecasts and assumptions.

Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in our filings that are available on the SEDAR website at www.sedar.com. We do not undertake to update any forward-looking statements that are included herein.

Nature of Business

Our company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, our name was changed to “Sun Valley Hot Springs Ranch Inc.” Our name changed to “Tri-Valley Free Trade Inc.” on March 26, 1991 and to “Tri-Valley Investments Corporation” on June 19, 1995. On October 2, 1998, our name changed to “Tri-Lateral Venture Corporation” and, on May 6, 2004, our name was changed to our present legal and commercial name

“Pan American Gold Corporation”. We are a reporting issuer under the securities laws of the Province of Ontario. We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. Our common shares are quoted on the OTC Bulletin Board under the symbol “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. We own the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario, Canada.

We do not have defined mineral resources or reserves on any of our exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important, stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past two years, improving the probability of success that a new discovery will be economic, as well as the improving access to capital to finance on-going activities.

Overview of Operations

Option of Nayarit State, Mexico Gold Property

On May 15, 2006, we entered into a letter agreement whereby we can earn a 100% interest in the Huicicila gold and silver property located in Nayarit State, Mexico. A due diligence review was completed. On July 6, 2006, we incorporated a wholly-owned Mexican company, Compania Minera P.A.M., S.A. de C.V. A definitive option agreement was executed through this subsidiary on October 3, 2006. The Company completed phase one of the exploration program. Subsequent to the quarter end, the Company dropped the property as a result of inability to complete payment obligations to the property owner.

Private Placements

On March 8, 2007, we sold 814,414 units at US$0.10 per unit. Each unit is comprised of one share and one warrant, with each warrant entitling the holder to acquire an additional share for US$0.20 for a period of two years from the date of issuance. Gross proceeds of the placement were US$81,414.

Management Changes

Subsequent to the quarter ended March 31, 2007, Eugene Schmidt resigned as a director and Vice President of Exploration.

General Activities

During the three months ended March 31, 2007, we continued and completed our initial stage of exploration work on the Huicicila property in Nayarit State, Mexico. Subsequent to the quarter end, the Company’s option payment obligations were not completed. As a result the property was returned the property vendor and the option agreement was cancelled.

We have maintained our Red Lake property and have had discussions with resource companies over the past year with respect to optioning an interest in the property for an exploration commitment.

CW1232131.1

We continue to review additional prospective resource properties and pursue additional financing.

Selected Annual Information

	2006	2005	2004
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(290,284)	(428,078)	(982,572)
Per share	$ (0.01)	$ (0.01)	$ (0.03)
Income (loss) after discontinued operations and extraordinary items
Total	(290,284)	(428,078)	(982,572)
Per share	$ (0.01)	$ (0.01)	$ (0.03)
Total Assets	307,117	3,250,702	3,428,573
Long Term Liabilities	Nil	3,134,515	2,923,968
Dividends	Nil	Nil	Nil

In 2004, we conducted significant exploration activities until a shortage of available funds necessitated a reduction in activity in 2005. In 2002 and 2003, we were relatively inactive while we restructured our operations. During 2005, we continued to look for new properties and to secure financing. In April 2006, we closed a US$500,000 private placement financing. This capital was used to advance the Huicicila property in Mexico and to review additional prospective resource projects.

Results of Operations

At March 31, 2007, we had working capital deficiency of $24,567 compared with working capital of $171,203 at December 31, 2006. We will require additional financing during the next twelve month period to provide adequate funds for general working capital, to review additional prospective resource properties and to carry out exploration activities on our properties, which, if not raised, could require curtailment of activities in the future.

Our net loss for the three month period ended March 31, 2007 totaled $340,661 as compared to a net loss of $76,753 for the same period in 2006. This was mostly due to a $208,321 write-off expense incurred from cancelling the Huicicila project. Our expenses rose to $136,085 for the three months ended March 31, 2007 as compared to $34,332 from the comparative period in 2006. Notable increases were incurred for consulting and management fees, rent and office expenses, and investor relations.

CW1232131.1

The following is a summary of our financial results for the eight most recently completed quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30
	2007	2006	2006	2006	2006	2005	2005	2005
Total revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net income (loss)	(340,661)	(263,447)	(89,350)	139,266	(76,753)	(51,515)	(160,976)	(122,729)
Per share	$(0.01)	$(0.01)	$(0.00)	$ 0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Per share, fully diluted	$(0.01)	$(0.01)	$(0.00)	$ 0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Liquidity

We had total assets of $92,301 as at March 31, 2007, which consisted of cash of $61,499, resource properties of $13,270, and other receivables of $17,532. We had no long-term liabilities as at March 31, 2007.

At March 31, 2007, we had working capital deficiency of $24,567. We will require additional funds to continue operations during the next twelve month period. We intend to raise required funds through debt issues or private placement financings of our equity securities. However, we can offer no assurance that we will be successful in raising such funds on terms favourable to us when required.

We intend to focus on reviewing and acquiring additional prospective resource properties during the second and third quarters of 2007.

Capital Resources

We do not own any producing mineral properties. Capital required to operate must come from debt or equity financings or from other sources such as joint venture partners.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Transactions with Related Parties

During the three months ended March 31, 2007, our company entered into the following related party transactions:

CW1232131.1

1.

Our company paid a total of $21,717 in consulting fee during the quarter ended March 31, 2007 to LF Ventures Inc., a company controlled by a director of our company, as compared to $18,202 for consulting fees during the quarter ended March 31, 2006.

Critical Accounting Estimates

We have adopted depreciation policies, which, in the opinion of management, are reflective of the estimated useful lives and abandonment cost, if any, of our assets. We have not currently recorded any amounts in respect of abandonment, as none of these costs have been identified at present.

In addition, we are capitalizing costs related to the development and furtherance of development properties. The recovery of those costs will be dependant on our ability to discover and develop economic reserves and then develop the projects in an economic fashion. Management believes that costs capitalized in respect of these projects are not impaired and no adjustments to carrying values are required at this time.

We use the Black Scholes valuation model in calculating stock based compensation expenses. The model requires that estimates be made of volatility; interest rates and the ensuing results could vary significantly if changes are made in these assumptions.

Financial Instruments and Other Instruments

Our financial instruments consist of cash, other receivables, deposits, reclamation bonds, accounts payable and accrued expenses, and loans payable. The loans payable are non interest-bearing.

It is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Internal Controls

There has been no change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Outstanding Share Data

As of May 30, 2007, there were 36,041,256 fully paid and non-assessable shares of our common stock issued and outstanding. In addition, we had 1,200,000 options issued and outstanding as of March 31, 2007. We also had 1,000,000 share purchase warrants issued and outstanding as of March 31, 2007. Subsequent to the quarter end, these warrants expired on April 13, 2007. During the quarter ended March 31, 2007, we closed a private placement financing whereby we sold 814,140 units at US$0.10 per unit, each unit consisting of one share of our common stock and one warrant. Each warrant entitles the holder to acquire an additional share of our common stock for an exercise price of US$0.20 for a period of two years from the date of issuance.

CW1232131.1

Additional Disclosure for Venture Issuers without Significant Revenue

	Three Month Period Ended March 31, 2007	Three Month Period Ended March 31, 2006
Capitalized or expensed Exploration and Development Costs	$ 44,883	Nil
Expensed Research and Development Costs	Nil	Nil
General and Administrative Expenses	$ 136,085	$ 34,332
Material Costs	Nil	Nil

Capitalized or Expensed Exploration and Development Costs

For the Huicicila (Miravalles) property, we expensed $44,883 during the three month period ended March 31, 2007 and $nil during the same period for 2006. The cumulative capitalized investment of $208,321 was written off during the period ended March 31, 2007.

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I, Steve Bajic, Chief Executive Officer of Pan American Gold Corporation, certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation, (the issuer) for the interim period ending March 31, 2007;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: .May 30, 2007

/s/ Steve Bajic___________

Steve Bajic

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Martin Bajic, Chief Financial Officer of Pan American Gold Corporation, certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation, (the issuer) for the interim period ending March 31, 2007;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: .May 30, 2007

/s/ Martin Bajic___________

Martin Bajic

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: May 31, 2007